SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

SURROZEN, INC. (F/K/A CONSONANCE-HFW ACQUISITION CORP.)

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

86889P 109

(CUSIP Number)

James Evangelista

Chief Financial Officer

The Column Group III, LP

1 Letterman Drive, Building D, Suite M-900

San Francisco, CA 94129

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 86889P 109	13D

1	NAMES OF REPORTING PERSONS The Column Group III GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,414,795 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,414,795 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,414,795 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 25.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of (i) 4,343,245 shares of Common Stock held of record by TCG III LP (as defined in Item 2(a) below), (ii) 78,272 warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement, (iii) 4,904,884 shares of Common Stock held of record by TCG III-A LP (as defined in Item 2(a) below) and (iv) 88,394 warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey, a member of the Issuer’s board of directors, are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on (i) 36,440,758 shares of Common Stock outstanding as of August 11, 2021, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on August 17, 2021 (the “Form 8-K”) plus (ii) 78,272 shares underlying warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement and (iii) 88,394 shares underlying warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement.

CUSIP No. 86889P 109	13D

1	NAMES OF REPORTING PERSONS The Column Group III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,421,517 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,421,517 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,421,517 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of (i) 4,343,245 shares of Common Stock held of record by TCG III LP and (ii) 78,272 warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement. TCG III GP LP is the general partner of TCG III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey, a member of the Issuer’s board of directors, are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on (i) 36,440,758 shares of Common Stock outstanding as of August 11, 2021, as reported by the Issuer in its Form 8-K plus (ii) 78,272 shares underlying warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement.

CUSIP No. 86889P 109	13D

1	NAMES OF REPORTING PERSONS The Column Group III-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,993,278 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,993,278 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,993,278 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of (i) 4,904,884 shares of Common Stock held of record by TCG III-A LP and (ii) 88,394 warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement. TCG III GP LP is the general partner of TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey, a member of the Issuer’s board of directors, are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on (i) 36,440,758 shares of Common Stock outstanding as of August 11, 2021, as reported by the Issuer in its Form 8-K plus (ii) 88,394 shares underlying warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement.

CUSIP No. 86889P 109	13D

1	NAMES OF REPORTING PERSONS Tim Kutzkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,414,795 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,414,795 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,414,795 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 25.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 4,343,245 shares of Common Stock held of record by TCG III LP, (ii) 78,272 warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement, (iii) 4,904,884 shares of Common Stock held of record by TCG III-A LP and (iv) 88,394 warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel and Tim Kutzkey, a member of the Issuer’s board of directors, are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on (i) 36,440,758 shares of Common Stock outstanding as of August 11, 2021, as reported by the Issuer in its Form 8-K plus (ii) 78,272 shares underlying warrants to purchase shares of Common Stock held by TCG III LP which are exercisable within 60 days of this Statement and (iii) 88,394 shares underlying warrants to purchase shares of Common Stock held by TCG III-A LP which are exercisable within 60 days of this Statement.

CUSIP No. 86889P 109	13D

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of Surrozen, Inc, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 171 Oyster Point Blvd., Suite 400 South San Francisco, CA 94080.

Item 2. Identity and Background.

(a) This Statement is being filed by The Column Group III, LP (“TCG III LP”), The Column Group III-A, LP (“TCG III-A LP”) and The Column Group III GP, LP (“TCG III GP LP” together with TCG III LP and TCG III-A LP, the “Reporting Entities”) and Tim Kutzkey (“Mr. Kutzkey”), a member of the Issuer’s board of directors (the “Board”). The Reporting Entities and Mr. Kutzkey are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Entity and the business address of Mr. Kutzkey is 1 Letterman Drive, Building D, Suite M-900, San Francisco, CA 94129.

(c) Each of TCG III LP and TCG III-A LP is a venture capital investment entity. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP. Mr. Kutzkey, a member of the Board, Peter Svennilson and David Goeddel are the managing members of TCG III GP LP, and are each engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of TCG III LP and TCG III-A LP is a limited partnership organized under the laws of the State of Delaware. Mr. Kutzkey is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

All of the securities reported herein as beneficially owned by the Reporting Persons were acquired pursuant to the Business Combination Agreement by and among, the Issuer, Perseverance Merger Sub Inc. (“Merger Sub”), and Surrozen, Inc. (“Original Surrozen”), dated as of April 15, 2021 (the “Business Combination Agreement”). The Business Combination closed on August 11, 2021 (the “Closing”). Effective upon the Closing, among other things, each share of Original Surrozen’s existing common and preferred stock was automatically cancelled and converted into shares of Common Stock at an exchange ratio of 0.175648535. The above summary is qualified by reference to such description and the full text of the Business Combination Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

Effective upon the Closing, TCG III LP received 4,108,427 shares of the Issuer’s Common Stock in exchange for its equity interests in Original Surrozen and TCG III-A received 4,639,702 shares of the Issuer’s Common Stock in exchange for its equity interests in Original Surrozen (the “Conversion Shares”).

Pursuant to the Terms of the Business Combination Agreement, TCG III LP and TCG III-A LP each purchased units of the Issuer, for $10.00 per unit, with each unit consisting of one share of Common Stock and one-third of one redeemable warrant representing the right to purchase one share of Common Stock at $11.50 per share (the “PIPE Financing”). In the PIPE Financing, TCG III LP received 234,818 shares of Common stock and 78,272 warrants to purchase shares of Common Stock for an aggregate purchase price of $2,348,180 and TCG III-A LP received 265,182 shares of Common Stock and 88,394 warrants to purchase shares of Common Stock for an aggregate purchase price of $2,651,820.

All shares of the capital stock of the Issuer purchased by TCG III LP and TCG III-A LP have been purchased using investment funds provided to TCG III LP and TCG III-A LP by their respective limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Mr. Kutzkey is a member of the Board. In addition, Mr. Kutzkey, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards pursuant to the Issuer’s 2021 Equity Incentive Plan, filed as Exhibit 3 to this Statement and is incorporated herein by reference.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of TCG III LP and TCG III-A LP the general partner and limited partners of each of TCG III LP and TCG III-A LP may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with the Business Combination, TCG III LP, TCG III-A LP, Mr. Kutzkey and certain of the Issuer’s other investors entered into an Investors’ Rights Agreement, dated August 11, 2021, with the Issuer (the “Rights Agreement”). Upon the closing of the Business Combination, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Proxy Statement (File No. 333-256146) (the “Proxy Statement”) and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

The Conversion Shares held by TCG III LP and TCG III-A LP are subject to certain lock-up restriction, which prohibit, subject to certain limited exceptions, the sale, transfer or conveyance of any of the Conversion Shares held by TCG III LP and TCG III-A for 180 days following the closing of the Business Combination. The above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

In connection with the PIPE Transaction, each of TCG III LP and TCG III-A LP entered into a Unit Subscription Agreement with the Issuer, for the purchase of Units consisting of one share of Common Stock and one-third of one redeemable warrant representing the right to purchase one share of Common Stock at $11.50 per share. The above summary is qualified by reference to such description and the full text of the Unit Subscription Agreement, which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Mr. Kutzkey. The indemnification agreement requires the Issuer, among other things, to indemnify Mr. Kutzkey for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Mr. Kutzkey in any action or proceeding arising out of her service as a director. The terms and provisions of the indemnification agreement are described more fully in the Proxy Statement and the above summary is qualified by reference to such description and the full text of the indemnification agreement which is filed as Exhibit 6 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated August 23, 2021, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Business Combination Agreement, dated as of April 15, 2021, by and among the Issuer, Perseverance Merger Sub Inc. and Surrozen, Inc. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K as filed with the Commission on April 15, 2021 (File No. 001-39635) and incorporated herein by reference.).

Exhibit 3:	Surrozen, Inc. 2021 Equity Incentive Plan and forms of agreement thereunder (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K as filed with the Commission on August 17, 2021 (File No. 001-39635) and incorporated herein by reference.).

Exhibit 4:	Investor Rights Agreement, dated August 11, 2021, by and among the Issuer and certain of its stockholders (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K as filed with the Commission on August 17, 2021 (File No. 001-39635) and incorporated herein by reference.).

Exhibit 5:	Form of Unit Subscription Agreement, (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K as filed with the Commission on April 15, 2021 (File No. 001-39635) and incorporated herein by reference.).

Exhibit 6:	Form of Indemnification Agreement (filed as Exhibit 10.8 to the Issuer’s Current Report on Form 8-K as filed with the Commission on August 17, 2021 (File No. 001-39635) and incorporated herein by reference.).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2021

THE COLUMN GROUP III, LP		THE COLUMN GROUP III GP, LP

By:	The Column Group III GP, LP

By:	/s/ James Evangelista	By:	/s/ James Evangelista
Name:	James Evangelista	Name:	James Evangelista
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact

THE COLUMN GROUP III-A, LP

By:	The Column Group III GP, LP

By:	/s/ James Evangelista
Name:	James Evangelista
Title:	Attorney-in-Fact

TIM KUTZKEY

By:	/s/ James Evangelista
Name:	James Evangelista
Title:	Attorney-in-Fact